Exhibit 2

2014

SECOND QUARTER RESULTS

CEMEX

LATAM

HOLDINGS

Stock Listing Information

Colombian Stock Exchange S.A.

Ticker: CLH

Investor Relations

Patricio Treviño Garza

+57 (1) 603-9823

E-mail: patricio.trevinog@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS CEMEX LATAM HOLDINGS

	January – June 2014 2013 % Var.			Second Quarter 2014 2013 % Var.
Consolidated cement volume (thousand of metric tons)	3,931	3,620	9%	1,964	1,929	2%
Consolidated domestic gray cement volume (thousand of metric tons)	3,500	3,258	7%	1,766	1,752	1%
Consolidated ready-mix volume (thousand of cubic meters)	1,670	1,534	9%	851	827	3%
Consolidated aggregates volume (thousand of metric tons)	4,145	3,377	23%	2,197	1,830	20%
Net sales	864	814	6%	441	431	2%
Gross profit	420	430	(2%)	212	217	(2%)
Gross profit margin	48.6%	52.8%	(4.2pp)	48.0%	50.3%	(2.3pp)
Operating earnings before other expenses, net	236	260	(9%)	118	143	(18%)
Operating earnings before other expenses, net, margin	27.3%	32.0%	(4.7pp)	26.6%	33.2%	(6.6pp)
Controlling interest net income	121	141	(14%)	67	115	(42%)
Operating EBITDA	283	306	(8%)	142	166	(14%)
Operating EBITDA margin	32.8%	37.6%	(4.8pp)	32.2%	38.5%	(6.3pp)
Free cash flow after maintenance capital expenditures	142	141	0%	62	90	(32%)
Free cash flow Net debt Total debt Earnings per share Shares outstanding at end of period Employees	130 1,178 1,237 0.22 556 4,662	125 1,411 1,479 0.26 556 3,719	4% (17%) (16%) (14%) 0% 25%	55 1,178 1,237 0.12 556 4,662	85 1,411 1,479 0.21 556 3,719	(35%) (17%) (16%) (42%) 0% 25%

In millions of US dollars, except percentages, employees, and per-share amounts. Shares outstanding at the end of period are presented in millions. Consolidated net sales in the second quarter of 2014 increased to US$441 million, representing a 2% growth when compared to the second quarter of 2013. During the first six months of 2014 consolidated net sales increased by 6% to US$864 million, compared to the same period in 2013. The increase in net sales is explained by higher sales in Colombia. Cost of sales as a percentage of net sales during the first six months of 2014 increased by 4.2pp from 47.2% to 51.4% compared to the same period in 2013. This increase is explained by scheduled maintenance works. Operating expenses as a percentage of net sales during the first six months of 2014 increased by 0.5pp from 20.8% to 21.3% compared to the same period in 2013. Operating EBITDA during the second quarter reached US$142 million, declining by 14% compared to the second quarter of 2013. During the first six months operating EBITDA reached US$283 million, representing a decline of 8% compared to the same period in 2013. This decline in operating EBITDA is mainly explained by scheduled maintenance works. Operating EBITDA margin during the second quarter of 2014 declined by 6.3pp, compared to the second quarter of 2013. During the first six months of 2014 operating EBITDA margin declined by 4.8pp, compared to the same period in 2013. This decline is explained mainly by scheduled maintenance works. Controlling interest net income during the second quarter of 2014 reached US$66.5 million, declining by 42% compared to the second quarter of 2013. During the first six months of 2014 controlling interest net income reached US$121.2 million, declining by 14% compared to the same period in 2013. Total debt at the end of the second quarter of 2014 reached US$1,237 million. Please refer to definition of terms and disclosure for presentation of financial and operating information. 2014 Second Quarter Results Page 2

OPERATING RESULTS CEMEX LATAM HOLDINGS Colombia

	January – June			Second Quarter
	2014	2013	% Var.	2014	2013	% Var.
Net sales	502	447	12%	260	238	9%
Operating EBITDA	181	190	(5%)	88	103	(14%)
Operating EBITDA margin	36.0%	42.4%	(6.4pp)	34.0%	43.1%	(9.1pp)
In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January – June 2014	Second Quarter 2014	January – June 2014	Second Quarter 2014	January – June 2014	Second Quarter 2014
Volume	20%	9%	17%	13%	32%	27%
Price (USD)	(7%)	(3%)	(4%)	(0%)	(6%)	(0%)
Price (local currency)	(2%)	(2%)	1%	1%	(0%)	1%

In Colombia, during the second quarter our domestic gray cement, ready-mix and aggregates volumes increased by 9%, 13% and 27%, respectively, compared to the second quarter of 2013. For the first six months of 2014, our domestic gray cement, ready-mix and aggregates volumes increased by 20%, 17% and 32%, respectively, compared to the same period in 2013. Construction activity in the second quarter continued driven by residential, benefiting from the government-sponsored housing initiatives. Infrastructure remained an important driver for demand of our products with the execution of several ongoing projects that were awarded in past years. Panama

Net sales Operating EBITDA Operating EBITDA margin January – June 2014 2013 % Var. 149 154 (3%) 66 74 (11%) 44.4% 48.4% (4.0pp) Second Quarter 2014 2013 % Var. 73 81 (11%) 34 40 (17%) 46.4% 49.8% (3.4pp) In millions of US dollars, except percentages. Domestic gray cement Ready-mix Aggregates Year-over-year percentage variation January – June 2014 Second Quarter 2014 January – June 2014 Second Quarter 2014 January – June 2014 Second Quarter 2014 Volume Price (USD) Price (l ocal currency) (19%) 13% 13% (20%) 10% 10% (8%) 0% 0% (22%) (2%) (2%) (6%) (2%) (2%) (16%) (5%) (5%) In Panama during the second quarter our domestic gray cement, ready-mix and aggregates volumes declined by 20%, 22%, and 16%, respectively, compared to the second quarter of 2013. For the first six months of 2014, our domestic gray cement, ready-mix and aggregates volumes declined by 19%, 8% and 6%, respectively, compared to the same period in 2013. The decline in our cement, ready-mix and aggregates volumes was attributed to the effect of the construction workers strike during the second quarter, as well as to lower cement consumption from the Panama Canal expansion project. The residential sector, along with several commercial and ongoing infrastructure projects like Corredor Norte, contributed to demand for our products during the quarter. Please refer to definition of terms and disclosure for presentation of financial and operating information. 2014 Second Quarter Results Page 3

OPERATING RESULTS CEMEX LATAM HOLDINGS Costa Rica

	January – June			Second Quarter
	2014	2013	% Var.	2014	2013	% Var.
Net sales	76	77	(1%)	41	42	(4%)
Operating EBITDA	33	35	(3%)	19	19	(4%)
Operating EBITDA margin	43.9%	44.9%	(1.0pp)	45.9%	45.8%	0.1pp
In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January –June 2014	Second Quarter 2014	January – June 2014	Second Quarter 2014	January – June 2014	Second Quarter 2014
Volume	7%	1%	(19%)	(21%)	(4%)	2%
Price (USD)	(4%)	(6%)	(2%)	(6%)	(11%)	(18%)
Price (local currency)	4%	3%	6%	3%	(3%)	(10%)

In Costa Rica, our domestic gray cement and aggregates volumes in the second quarter of 2014 increased by 1% and by 2%, respectively, while our ready-mix volumes declined by 21%, compared to the second quarter of 2013. For the first six months of 2014, our cement volumes increased by 7%, while our ready-mix and aggregates volumes decreased by 19% and 4%, respectively, on a year-over-year basis. During the second quarter infrastructure remained the main driver for cement demand with the ongoing construction of several highways. Our ready-mix volumes in the quarter were affected by the conclusion of several projects that were in execution last year. Rest of CLH Net sales Operating EBITDA Operating EBITDA margin In millions of US dollars, except percentages. January – June 2014 2013 % Var. 143 145 (1%) 40 41 (2%) 28.0% 28.1% (0.1pp) Second Quarter 2014 2013 % Var. 73 74 (1%) 21 21 (1%) 28.8% 28.9% (0.1pp) Year-over-year percentage variation Volume Price (USD) Price (local currency) Domestic gray cement January – June 2014 Second Quarter 2014 1% (1%) (4%) (2%) 0% 1% Ready-mix January – June 2014 Second Quarter 2014 (3%) (5%) 3% 4% 5% 6% Aggregates January – June 2014 Second Quarter 2014 46% 88% (12%) (16%) (7%) (12%) In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the second quarter of 2014 our domestic gray cement and ready-mix volumes decreased by 1% and 5% respectively, while our aggregates volumes increased by 88%, compared to the second quarter of 2013. For the first six months of 2014, our cement and aggregates volumes increased by 1% and 46%, respectively, while our ready-mix volumes declined by 3%, compared to the same period in 2013. The positive performance in our cement volumes in Nicaragua was offset by weak demand conditions in the other markets. The infrastructure and the industrial-and-commercial sectors remained the main drivers for demand of our products. Please refer to definition of terms and disclosure for presentation of financial and operating information. 2014 Second Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION CEMEX LATAM HOLDINGS Operating EBITDA and free cash flow

	January – June			Second Quarter
	2014	2013	% Var	2014	2013	% Var
Operating earnings before other expenses, net	236	260	(9%)	118	143	(18%)
+ Depreciation and operating amortization	47	46		25	23
Operating EBITDA	283	306	(8%)	142	166	(14%)
- Net financial expense	48	59		23	30
- Capital expenditures for maintenance	26	8		17	5
- Change in working capital	9	30		2	(10)
- Taxes paid	59	65		38	47
- Other cash items (net)	0	3		(1)	3
Free cash flow after maintenance capital expenditures	142	141	0%	62	90	(32%)
- Strategic capital expenditures	12	16		7	5
Free cash flow	130	125	4%	55	85	(35%)
In millions of US dollars.

The free cash flow generated during the quarter was used to reduce debt. Information on Debt Total debt (1)(2) Short-term Long-term Cash and cash equivalents Net debt In millions of US dollars, except percentages. (1) Includes capital leases, in accordance with International Financial Reporting Standards (IFRS). (2) Represents the consolidated balances of CLH and subsidiaries. Second Quarter 2014 1,237 21% 79% 59 1,178 2013 1,479 12% 88% 68 1,411 % Var (16%) (13%) (17%) First Quarter 2014 1,292 27% 73% 58 1,234 Currency denomination US dollar Colombian peso Interest rate Fixed Variable Second Quarter 2014 98% 2% 79% 21% 2013 98% 2% 82% 18% Please refer to definition of terms and disclosure for presentation of financial information. 2014 Second Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
(Thousands of U.S. Dollars, except per share amounts)

	January – June			Second Quarter		
INCOME STATEMENT	2014	2013	% Var.	2014	2013	% Var.
Net Sales	863,955	813,991	6%	441,202	430,649	2%
Cost of Sales	(444,152)	(384,320)	(16%)	(229,404)	(213,990)	(7%)
Gross Profit	**419,803**	**429,671**	**(2%)**	**211,797**	**216,659**	**(2%)**
Operating Expenses	(184,216)	(169,361)	(9%)	(94,277)	(73,857)	(28%)
Operating Earnings Before Other Expenses, Net	**235,587**	**260,310**	**(9%)**	**117,520**	**142,802**	**(18%)**
Other expenses, Net	519	(3,315)	N/A	743	(883)	N/A
Operating Earnings	**236,106**	**256,995**	**(8%)**	**118,263**	**141,919**	**(17%)**
Financial Expenses	(47,627)	(58,790)	19%	(23,224)	(29,390)	21%
Other Income (Expenses), Net	(4,305)	(4,762)	10%	(5,159)	(2,325)	(122%)
Net Income Before Income Taxes	**184,174**	**193,443**	**(5%)**	**89,880**	**110,204**	**(18%)**
Income Tax	(62,617)	(51,592)	(21%)	(23,143)	5,132	N/A
Consolidated Net Income	**121,557**	**141,851**	**(14%)**	**66,737**	**115,336**	**(42%)**
Non-controlling Interest Net Income	(392)	(468)	16%	(192)	(235)	18%
CONTROLLING INTEREST NET INCOME	**121,165**	**141,383**	**(14%)**	**66,545**	**115,101**	**(42%)**
Operating EBITDA	**283,076**	**306,393**	**(8%)**	**142,077**	**165,657**	**(14%)**
Earnings per share	**0.22**	**0.26**	**(14%)**	**0.12**	**0.21**	**(42%)**

	As of June 30	As of June 30
BALANCE SHEET	2014	2013
Total Assets	**3,844,232**	**3,918,453**
Cash and Temporary Investments	59,303	67,551
Trade Accounts Receivables	165,809	119,685
Other Receivables	90,306	90,445
Inventories	114,802	88,731
Other Current Assets	23,913	28,542
Current Assets	**454,132**	**394,954**
Fixed Assets	1,218,121	1,169,529
Other Assets	2,171,979	2,353,970
Total Liabilities	**2,387,169**	**2,560,614**
Current Liabilities	647,117	498,306
Long-Term Liabilities	1,727,100	2,048,203
Other Liabilities	12,952	14,105
Consolidated Stockholders' Equity	**1,450,953**	**1,357,839**
Non-controlling Interest	6,110	5,894
Stockholders' Equity Attributable to Controlling Interest	1,457,063	1,351,945

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Second Quarter Results

Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
(Millions of Colombian Pesos in nominal terms, except per share amounts)

	January – June			Second Quarter		
INCOME STATEMENT	2014	2013	% Var.	2014	2013	% Var.
Net Sales	1,691,252	1,501,968	13%	841,737	809,159	4%
Cost of Sales	(869,459)	(709,143)	(23%)	(437,927)	(401,308)	(9%)
Gross Profit	**821,794**	**792,825**	**4%**	**403,810**	**407,851**	**(1%)**
Operating Expenses, net	(360,616)	(312,503)	(15%)	(179,886)	(139,900)	(29%)
Operating Earnings Before Other Expenses, Net	**461,177**	**480,321**	**(4%)**	**223,924**	**267,950**	**(16%)**
Other Expenses, Net	1,017	(6,117)	N/A	1,466	(1,722)	N/A
Operating Earnings	**462,194**	**474,205**	**(3%)**	**225,390**	**266,230**	**(15%)**
Financial Expenses	(93,234)	(108,479)	14%	(44,195)	(55,345)	20%
Other Income (Expenses) Financial, net	(8,427)	(8,787)	4%	(10,144)	(4,382)	(131%)
Net Income Before Income Taxes	**360,533**	**356,939**	**1%**	**171,051**	**206,502**	**(17%)**
Income Tax	(122,577)	(95,197)	(29%)	(43,255)	7,320	N/A
Consolidated Net Income	**237,957**	**261,742**	**(9%)**	**127,796**	**213,822**	**(40%)**
Non-controlling Interest Net Income	(768)	(864)	11%	(366)	(443)	17%
CONTROLLING INTEREST NET INCOME	**237,189**	**260,878**	**(9%)**	**127,430**	**213,379**	**(40%)**
Operating EBITDA	**554,141**	**565,352**	(2%)	**270,750**	**311,947**	**(13%)**
Earnings per share	**427.93**	**470.76**	(9%)	**229.82**	**384.57**	**(40%)**

BALANCE SHEET	As of June 30 2014	As of June 30 2013
Total Assets	**7,231,730**	**7,558,696**
Cash and Temporary Investments	111,559	130,306
Trade Accounts Receivables	311,919	230,872
Other Receivables	169,882	174,468
Inventories	215,964	171,162
Other Current Assets	44,984	55,058
Current Assets	**854,309**	**761,866**
Fixed Assets	2,291,516	2,256,022
Other Assets	4,085,905	4,540,808
Total Liabilities	**4,490,719**	**4,939,425**
Current Liabilities	1,217,350	961,232
Long-Term Liabilities	3,249,004	3,950,984
Other Liabilities	24,365	27,209
Consolidated Stockholders' Equity	**2,729,518**	**2,619,271**
Non-controlling Interest	11,494	11,369
Stockholders' Equity Attributable to Controlling Interest	2,741,012	2,607,902

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Second Quarter Results Page 7

OPERATING RESULTS

CEMEX

LATAM

HOLDINGS

Operating Summary per Country

In thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

January - June Second Quarter

NET SALES 2014 2013 % Var. 2014 2013 % Var.

Colombia 501,937 447,343 12% 259,543 238,446 9%

Panama 148,685 153,559 (3%) 72,569 81,106 (11%)

Costa Rica 75,996 77,048 (1%) 40,530 42,158 (4%)

Rest of CLH 143,227 145,097 (1%) 73,397 73,968 (1%)

Others and intercompany eliminations (5,890) (9,056) (35%) (4,839) (5,030) (4%)

TOTAL 863,955 813,991 6% 441,201 430,648 2%

GROSS PROFIT

Colombia 252,396 250,816 1% 124,798 119,919 4%

Panama 71,442 81,020 (12%) 36,173 43,950 (18%)

Costa Rica 40,351 42,072 (4%) 22,227 23,274 (5%)

Rest of CLH 50,218 50,329 (0%) 26,245 26,289 (0%)

Others and intercompany eliminations 5,397 5,434 (1%) 2,354 3,227 (27%)

TOTAL 419,803 429,671 (2%) 211,797 216,659 (2%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET

Colombia 163,205 174,138 (6%) 78,655 94,712 (17%)

Panama 57,436 65,443 (12%) 29,294 35,993 (19%)

Costa Rica 29,868 30,794 (3%) 16,862 17,399 (3%)

Rest of CLH 37,440 38,291 (2%) 19,626 20,124 (2%)

Others and intercompany eliminations (52,363) (48,356) 8% (26,917) (25,426) 6%

TOTAL 235,587 260,310 (9%) 117,521 142,802 (18%)

OPERATING EBITDA

Colombia 180,792 189,871 (5%) 88,175 102,669 (14%)

Panama 66,011 74,315 (11%) 33,667 40,403 (17%)

Costa Rica 33,366 34,571 (3%) 18,618 19,308 (4%)

Rest of CLH 40,055 40,760 (2%) 21,165 21,358 (1%)

Others and intercompany eliminations (37,148) (33,124) 12% (19,548) (18,081) 8%

TOTAL 283,076 306,393 (8%) 142,077 165,657 (14%)

OPERATING EBITDA MARGIN

Colombia 36.0% 42.4% 34.0% 43.1%

Panama 44.4% 48.4% 46.4% 49.8%

Costa Rica 43.9% 44.9% 45.9% 45.8%

Rest of CLH 28.0% 28.1% 28.8% 28.9%

TOTAL 32.8% 37.6% 32.2% 38.5%

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Second Quarter Results Page 8

OPERATING RESULTS

CEMEX

LATAM

HOLDINGS

Volume Summary

CLH volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

January - June Second Quarter

2014 2013 % Var. 2014 2013 % Var.

Total cement volume 1 3,931 3,620 9% 1,964 1,929 2%

Total domestic gray cement volume 3,500 3,258 7% 1,766 1,752 1%

Total ready-mix volume 1,670 1,534 9% 851 827 3%

Total aggregates volume 4,145 3,377 23% 2,197 1,830 20%

Per-country volume summary

January - June Second Quarter Second Quarter 2014 Vs.

DOMESTIC GRAY CEMENT VOLUME 2014 Vs. 2013 2014 Vs. 2013 First Quarter 2014

Colombia 20% 9% 1%

Panama (19%) (20%) 6%

Costa Rica 7% 1% 1%

Rest of CLH 1% (1%) 2%

READY-MIX VOLUME

Colombia 17% 13% 9%

Panama (8%) (22%) (17%)

Costa Rica (19%) (21%) 11%

Rest of CLH (3%) (5%) (0%)

AGGREGATES VOLUME

Colombia 32% 27% 11%

Panama (6%) (16%) (9%)

Costa Rica (4%) 2% 21%

Rest of CLH 46% 88% 117%

1 Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Please refer to definition of terms and disclosure for presentation of operating results.

2014 Second Quarter Results Page 9

OPERATING RESULTS

CEMEX

LATAM HOLDINGS

Price Summary

Variation in U.S. Dollars

January - June

Second Quarter

Second Quarter 2014 Vs.

DOMESTIC GRAY CEMENT PRICE

2014 Vs. 2013

2014 Vs. 2013

First Quarter 2014

Colombia (7%) (3%) 3%

Panama 13% 10% (5%)

Costa Rica (4%) (6%) (1%)

Rest of CLH (*) (4%) (2%) 2%

READY-MIX PRICE Colombia (4%) (0%) 5%

Panama 0% (2%) (1%)

Costa Rica (2%) (6%) (4%)

Rest of CLH (*) 3% 4% 3%

AGGREGATES PRICE

Colombia (6%) (0%) 8%

Panama (2%) (5%) (6%)

Costa Rica (11%) (18%) (3%)

Rest of CLH (*) (12%) (16%) (18%)

Variation in Local Currency

January - June

Second Quarter

Second Quarter 2014 Vs.

DOMESTIC GRAY CEMENT PRICE

2014 Vs. 2013

2014 Vs. 2013

First Quarter 2014

Colombia (2%) (2%) (2%)

Panama 13% 4% 10% 3% (5%) 1%

Costa Rica

Rest of CLH (*) 0% 1% (1%)

READY-MIX PRICE

Colombia 1% 1% (0%)

Panama 0% (2%) (1%)

Costa Rica 6% 3% (2%)

Rest of CLH (*) 5% 6% 4%

AGGREGATES PRICE

Colombia (0%) 1% 3%

Panama (2%) (3%) (5%) (10%) (6%) (1%)

Costa Rica

Rest of CLH (*)

(7%) (12%) (17%)

(*) Volume weighted-average price.

Please refer to definition of terms and disclosure for presentation of operating results.

2014 Second Quarter Results Page 10

OTHER ACTIVITIES AND INFORMATION

CEMEX

LATAM

HOLDINGS

Tax Matters in Colombia

Regarding the proceeding notice that was notified to CEMEX Colombia on April 1, 2011, in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return for which a final determination was issued by the Colombian Tax Authority on December 15, 2011, on July 14, 2014, CEMEX Colombia was notified about an adverse resolution to the appeal filed by CEMEX Colombia on May 10, 2013, to the resolution confirming the official liquidation notified by the Colombian Tax Authorities to CEMEX Colombia on January 17, 2013. CEMEX Colombia intends to file an appeal before the Colombian Consejo de Estado by not later than July 24, 2014.

CLH announces senior level organizational changes

Andrés Jiménez has been appointed Director of CEMEX Panamá

Alejandro Ramírez has been appointed Director of CEMEX Costa Rica

Yuri de los Santos has been appointed Director of CEMEX Nicaragua & El Salvador

In addition, Ramón Pizá, Director of CEMEX Panamá, and Roberto Pongutá, Director of CEMEX Costa Rica, left CLH and joined CEMEX, S.A.B. de C.V.’s operations.

These changes were effective July 15, 2014.

The rest of the operational and corporate staff functions at CLH remained unchanged.

CLH to build grinding plant in Nicaragua

CLH announced it has started the construction of a new cement grinding plant in Ciudad Sandino, Managua, that is expected to increase its cement production capacity in Nicaragua by approximately 104%.

The investment is approximately US$55 million and will be completed in two phases, reaching an estimated annual cement production capacity of 860,000 tons by 2017.

During the first phase, US$30 million will be invested for infrastructure procurement and the installation of a cement grinding mill with a production capacity of approximately 220,000 tons. This phase is expected to be completed by the end of the second quarter of 2015. The second phase includes the installation of a second cement grinding mill with an annual production capacity of 220,000 tons and an investment of US$25 million, and is expected to be completed by the end of 2017.

“With this increase in production capacity, CLH strengthens its commitment to Nicaragua, creating the conditions to contribute to its development and ensuring the supply of one of the basic materials for housing and infrastructure construction in the country,” said Andres Jimenez, CLH Director in Nicaragua. “We contribute to Nicaragua’s development offering innovative building solutions that promote the welfare of its population.”

More than 200 direct and indirect jobs are expected to be created during the construction phase, with 100 direct and indirect jobs once operations are started.

Additionally, CLH will implement reforestation in the area and community support plans, starting with the launch of its Self-Employment Productions Centers or Centros Productivos de Auto Empleo (CPAs) program, whereby concrete blocks are produced for home improvement in collaboration with communities and local governments.

2014 Second Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

CEMEX LATAM HOLDINGS

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of June 30, 2014 and June 30, 2013 was $1,881.19 and $1,929.00 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the second quarter of 2014 and for the second quarter of 2013 were $1,905.66 and $1,883.09 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates	January – June		January – June		Second quarter	
	2014 Closing	2013 Closing	2014 Average	2013 Average	2014 Average	2013 Average
Colombian peso	1,881.19	1,929.00	1,957.57	1,845.19	1,905.66	1,883.09
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	548.66	504.53	548.58	505.28	554.90	504.40
Euro	0.7302	0.7685	0.7304	0.7625	0.7297	0.7661

Amounts provided in units of local currency per US dollar.

2014 Second Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES

CEMEX

LATAM

HOLDINGS

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

2014 Second Quarter Results Page 13